UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fizzics Group, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> July 7, 2014

Physical address of issuer
1775 Route 34, Ste. D14, Farmingdale, NJ 07727

Website of issuer
www.fizzics.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW
Suite 300
Washington, DC 20006
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 5% (five percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a ten (10) year warrant to purchase a number of shares of Series Seed Preferred Stock of the issuer that is equal to 1% (one percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Series Seed Preferred Stock

Target number of securities to be offered
500,000 shares

Price (or method for determining price)
$2.00 per share

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
May 8, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,617,410	$994,147
Cash & Cash Equivalents	$833,880	$231,923
Accounts Receivable	$897,715	$531,365
Short-term Debt	$0	$0

Long-term Debt	$0	$0
Revenues/Sales	$5,596,785	$1,664,564
Cost of Goods Sold	$2,822,257	$871,950
Taxes Paid	$0	$0
Net Income (Loss)	$(256,665)	$(81392)

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 2nd, 2017

**FORM C
of
FIZZICS GROUP, LLC**



Up to $1,000,000.00

Series Seed Preferred Shares

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Fizzics Group, LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our" and including references to the Company following the Conversion (as defined below)), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Stock (the "Securities") of a corporation that will result from the conversion (the "Conversion") of the Company into a Delaware corporation immediately prior to the consummation of any such investment. The General Corporate Law of the State of Delaware allows for the conversion of one type of entity into another type of entity. The Conversion will convert the Company from a limited liability company to a corporation. All assets, rights, liabilities and obligations of the Company prior to the Conversion will remain assets, rights, liabilities and obligations of the successor corporation following the Conversion. The Conversion has not yet been completed. However, the Conversion will take place prior to the closing of this Offering and the completion of the Conversion is a condition to the closing of this Offering. In other words, the Company will not sell any Securities to investors until after the Conversion has taken place. Accordingly, except where the context indicates otherwise, the information provided to investors in this Form C assumes that the Conversion has already taken place. See "CAPITALIZATION AND OWNERSHIP – Conversion to Corporation" on page 28 of this Form C.

The Company intends to raise at least $100,000.00 and up to $1,000,000.00 through the offer and sale (the "Offering") of Securities to purchasers (the "Purchasers") as described in this Form C. The minimum amount of Securities that can be purchased is $200.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" To purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the

Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive ten-year warrant for the purchase of a number of Securities that is equal to 1% of the total amount of Securities sold in this Offering. The warrant will have an exercise price of $2.00 per share.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$10.00	$190.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will also receive a ten-year warrant for the purchase of a number of Securities that is equal to 1% of the total amount of Securities sold in the Offering. The exercise price of the warrant will be $2.00 per Security.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 2, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.fizzics.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

Fizzics Group, LLC (the "Company") is a Delaware Limited Liability Company, formed on July 7, 2014. Immediately prior to the closing of the Offering, the Company will complete the Conversion. The Conversion will convert the Company from a limited liability company to a corporation under Delaware law. The Conversion is a condition precedent to the closing of the Offering.

The Company is located at 1775 Route 34, Ste D14, Farmingdale, NJ 07727.

The Company's website is www.fizzics.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

Eligibility

The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Business

Fizzics is a technology platform company that has mastered the science of making beer taste better. Fizzics was born from the belief that beer deserves to be respected and consumed the way brew-masters intended. Fizzics has successfully launch two beer dispensing appliances into the market that significantly enhance the aroma, taste and texture of the beer and give superior draft experience in home. Fizzics sells its products through national retailers such as Best Buy, Target and Brookstone, and on-line via Amazon and its own web store. The Company plans to begin selling its products through an additional major retailer in North America in Q2 2017.

The Business Plan

The Company designs, and contracts with third parties to manufacture, systems that enhance the beer consuming experience. These products reach the consumer through large retail chains, QVC, Amazon and the Company's own website.

The Offering

Minimum amount of Series Seed Preferred Shares being offered	50,000
Total Series Seed Preferred Shares outstanding after offering (if minimum amount reached)	50,000

Maximum amount of Series Seed Preferred Shares being offered	500,000
Total Series Seed Preferred Shares outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$2.00
Minimum investment amount per investor	$200.00
Offering deadline	May 8, 2017
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 32 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of consumer appliances is highly competitive.
Though we have little direct competitors now, competitors could develop similar competing products in the future.

We rely on other companies to provide subsystems and components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide subsystems and components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular subsystems and components.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations.
We do not manufacture the products that we sell. Instead, we contract with third parties to manufacture our products and are reliant on third parties to supply us with a sufficient supply of products to our specifications so that we can meet the demands of our customers. In certain instances, we rely on single or limited number of service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations, including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such

interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, and improving the Company's products and services.
Our future success depends on our ability to ensure that the third parties that manufacture our products maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source raw materials from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted raw materials or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
We face risks associated with product liability claims or litigation. In the past, on three separate occasions, our customers reported minor cuts on their fingers from a sharp edge on our product. We have modified the design of our product to address this issue. In the future, however, other customers may be injured by our product as a result of a product defect. We had 3 incidents where customers had a minor cut on their finger from a sharp edge. The area has been corrected. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the loss of certain licenses or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation. Adverse publicity could result in a loss of consumer confidence in our products.

In general, demand for our products and services is likely to be correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We sell our products to virtually every part of the world and serve customers in more than 20 countries.

In 2016, approximately 15% of our revenue was attributable to activities outside the US. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

The Company is dependent on Phillip Petracca who is our CEO since founding our in July 2014. The Company intends to enter into employment agreements with Phillip Petracca although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Phillip

Petracca or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent Phillip Petracca, the Company does not have any key man life insurance policies on Mr. Petracca.
The Company is dependent on Phillip Petracca in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to Mr. Petracca in the event of his death or disability. Therefore, if Phillip Petracca should die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of Mr. Petracca could negatively affect the Company and its operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2016, the following suppliers provided services, inputs or raw materials.

Supplier or Description: MicroTips
Service: Fizzics WayTap

Supplier or Description: iSGS
Service: Fizzics 101

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We depend on a few major retail customers for a substantial portion of our net sales.
For example, during fiscal year ended 2016, Brookstone, Best Buy, Target, and Amazon accounted for 59 percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our

competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, electronic components, mechanical sub-sytems. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials as well as aluminum and corrugated fiberboard and plastic packaging materials provided by third-party suppliers. Our contractors and the Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers, distributors or fulfillment service contractor. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and retailers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not

result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

We currently depend exclusively on one third-party co-manufacturer for each of our products.
The loss of a co-manufacturer or the inability of a co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco and WholeFoods, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Raw material costs and energy, such as metal are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand

considerations. For example, metal, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that

exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Series Seed Preferred Shares will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Shares may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Shares. Because the Series Seed Preferred Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Shares may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Shares in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 56.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Company currently has $100,000 of convertible debt outstanding that bears interest at an annual rate of 6%. The Securities will rank junior such debt and to all future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

Purchasers are granting a proxy to vote their Securities to Democracy VC Partners LLC and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote.
As indicated in the Term Sheet attached to this Form C as Exhibit B, all Purchasers will grant to Democracy VC Partners LLC an irrevocable proxy to vote their Securities. Accordingly, they will not be able to vote at stockholder meetings or sign written consents in lieu of stockholder meetings. Only Democracy VC Partners LLC will have the right to vote the Securities. Furthermore, the protective provisions described under the Term Sheet (i.e., veto rights) will similarly only be exercisable by the Proxy holder and not by the Purchasers.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. If we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its capital stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Fizzics is a technology platform company that has mastered the science of making beer taste better. Fizzics was born from the belief that beer deserves to be respected and consumed the way brew-masters intended. Fizzics has successfully launched two beer dispensing appliances into the market that significantly enhance the aroma, taste and texture of the beer and give superior draft experience in home. Fizzics sells its products through national retailers such as Best Buy, Target and Brookstone, and on-line via Amazon and its own web store.

Business Plan
The Company is committed to bringing the best experience to its customers through its innovative technology and systems. The company will continue to expand the points of distribution and to grow and refresh the product line.

History of the Business
The business was founded in July of 2014 for the purpose of bringing to market Fizzics beer dispensing system

The Company's Products and/or Services

Product / Service	Description	Current Market
Fizzics 101	Fizzic's original system introduced in Q4 2015.	The Fizzics 101 is available on line and in retail stores.
Fizzics WayTap	Fizzics system introduced in Q4 2016, it featured significantly enhanced and more compact design at an entry level price point.	WayTap is available on line and in retail stores.
Accessories	Fizzics offers glasses, stainless steel growlers, carrying cases and various handle accessories for the Waytap.	Available exclusively through Fizzics.com
Replacement Parts	For customers who may have damaged their system or failed to clean it after use	Available exclusively through Fizzics.com

Fizzics is planning a refreshed design of the original Fizzics 101 which shall focus on larger format bottle and growlers and use the new design language establish by Frog Design/Frog Ventures partnership.

Fizzics brings its products to market through large retail chains -- Best Buy, Best Buy Canada, Brookstone, and Target. We also sell on QVC through the representation agreement with Lori Grenier of Shark Tank. The Company also has an on-line business with Amazon and directly on its own on-line store fizzics.com.

Competition

We view the following companies as competitors.

SYNEK: Founded in 2013, SYNEK is a countertop beer dispenser that refrigerates, pressurizes, and dispenses beer from cartridges. Each cartridge holds one gallon and can be filled from a keg, tap, or inside a brewery's back room. The cartridge is pressurized by CO2, which helps the beer stay fresh longer and allows consumers to interchange the cartridges. The unit requires a CO2 canister and power outlet. SYNEK retails for $399 and comes with a 20-ounce refillable CO2 container, regulator, beer mat, tap handle, vented faucet, and growler adapter. Assembly is required. Replacement cartridges cost $9.99 for a pack of five. SYNEK raised over $645,000 from a 2014 Kickstarter campaign and $2.5 million from Arsenal Capital Management in 2015.

Sonic Foamer: The Sonic Foamer uses ultrasonic vibrations that produce ideal-sized bubbles to enhance the head of users' beer of choice and bring out the flavors. The unit looks like a base of a blender and runs on batteries. To use, consumers add two teaspoons of water to the base, place a compatible glass of beer on the base, and press a button that turns on the ultrasonic waves. The Sonic Foamer retails for $29.99.

BeerTender®: The BeerTender is an at-home mini kegerator manufactured by German kitchen appliance manufacturer Krups. The BeerTender was designed to exclusively work with the Heineken DraughtKeg system, which utilizes an internal carbonator pressure unit. The unit uses CO2 to keep the beer fresh for up to 30 days after tapping. To use, consumers run the keg's plastic tube to the BeerTender tap. The B100 BeerTender model retails for $391 on Amazon. The unit requires replacement tubes for each new keg loaded into the system which cost $9.99 for a set of 6.

EdgeStar®: EdgeStar's deluxe mini kegerator and draft beer dispenser uses Heineken's DraughtKeg carbonator pressure technology. The unit has electronic temperature controls, which can be adjusted from 38 to 43 degrees Fahrenheit. It is compatible with the Heineken DraughtKeg and can be modified for any standard-size 5-liter keg

using an optional CO2 accessory kit. The EdgeStar mini kegerator retails for $149.99. The conversion kit retails for $44.99 and includes three mini CO2 cartridges, two reusable seals, a non-pressurized keg tap.

SPT: The SPT mini kegerator and countertop beer dispenser uses thermoelectric cooling technology. The unit is equipped with a CO2 cartridge pressure system that can keep beer chilled for up to 30 days. The unit is compatible with standard 5-liter kegs and has a temperature range of 36 to 53 degree Fahrenheit. The product retails for $160 on Amazon and requires CO2 cartridges. Assembly is required.

Other companies, often in conjunction with brewers, have offered products for dispensing -- such a small kegs for home use. These have only filled small niches. The company competes on the basis of innovative product, rapid time-to-market and marketing to key opinion leaders in beer loving world.

Supply Chain and Customer Base

The Company sources its product from two Asian contractors. The company founders have many years of experience in sourcing consumer products from Asia. The company is confident that alternative sources of production are readily available.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
MicroTips	Fizzics WayTap	70.0%
iSGS	Fizzics 101	30.0%

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Brookstone	Waytap and FZ101	15.0%
Best Buy	Waytap and FZ101	25.0%
Target	Waytap and FZ101	20.0%
Amazon	Waytap and FZ101	10.0%

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
86704682	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer, namely,	FIZZICS	July 25, 2015	October 11, 2016	US

	machines that infuse carbonation and fluid technology into beer.				
86704685	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer - namely, using fluid and gas technology.	F	July 25, 2015	September 20, 2016	US
86704693	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer - namely, using fluid and gas technology.	PREMIUMIZATION FIZZICS THE PHYSICS BEHIND GREAT BEER F	July 25, 2015	September 20, 2016	US
86972250	Apparatus used to manufacture enhanced and improved flavor of pre-existing beer beverages, namely, machines that use soundwaves, fluid, and gas technology into beer beverages.	BEST HEAD EVER	April 12, 2016	December 20, 2016	US
86774133	Machines for the production of enhanced and improved flavored beer; Apparatus used to manufacture enhanced and improved flavored beer, namely, machines that	BECAUSE KEGS ARE HEAVY	September 30, 2015	January 10, 2017	US

	infuse carbonation and fluid technology into beer.				
87047822	Machines for the production of enhanced and improved flavor of beer beverages; Apparatus used to manufacture enhanced and improved flavor of beer beverages, namely, machines that use soundwaves, fluid, and gas technology into beer beverages	WAYTAP	May 24, 2016		US
87063042	Machines for the production of enhanced and improved flavor of beer beverages, to create a thicker and denser foam in 100% carbonated beer beverages; Apparatus used to manufacture enhanced and improved flavor of beer beverages, namely, machines that use soundwaves, fluid, and gas technology to create a thicker and denser foam in 100% carbonated beer beverages	FIZZICS MICRO-FOAM	June 7, 2016		US

We are committed to developing leading-edge ideas. Research and innovation have been major factors in our success, and we believe they will help us continue to grow in the future. We spent over $600,000 in 2016, and may spend a similar amount in 2017—to help create, commercialize and disseminate our products.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
1775 Highway 35 Suite 14-D Farmingdale, NJ	Lease	Headquarters office, engineering lab and small warehouse.
Manchester NH	Lease	Small office and engineering lab.

Governmental/Regulatory Approval and Compliance

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events.

Litigation
None

Other
The Company's principal address is 1775 Route 34, Ste. D14, Farmingdale, NJ 07727

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$5,000	5%	$50,000
Estimated Attorney Fees	2%	$2,000	0.2%	$2,000
Estimated Accountant/Auditor Fees	2%	$2,000	0.2%	$2,000
Marketing	0%	$0	30%	$300,000
Research and Development	49%	$49,000	27.5%	$275,000
Equipment Purchases	0%	$0	2.5%	$25,000
Repayment of Debt	30%	$30,000	10%	$100,000
Repayment of obligations in	0%	$0	15%	$150,000

arrears				
General Working Capital	12%	$12,000	9.6%	$96,000
Total	**100%**	**$100,000**	**100%**	**$1,000,000**

Use of proceeds will depend on the amount raised and business conditions. If the amount is near the minimum, then the Company could delay some of the product development. If the amount is near the maximum, then the new product activity will be accelerated. A similar tactic is contemplated vis a vis advertising and promotion.

The Company has discretion to alter the use of proceeds as set forth above. If using the proceeds as listed above is no longer a viable business strategy the Company will change the use of proceeds in the discretion of its board.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
Phillip Petracca is our sole officer and director. Following is information about Mr. Petracca's positions and offices held at the Company and his principal occupation and employment responsibilities for the past three (3) years and his educational background and qualifications.

Name
Phillip Petracca

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO since founding in July 2014

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
From July 2014 through present, Mr. Petracca was our founder and Chief Executive Officer and functions as our sole officer and director.

Previously, was the Chief Product Development officer at EyeLock, responsible for all aspects of product development, driving brand development, and the commercialization of EyeLock's iris-based identity authentication solutions. April 2012- May 2015. Fizzics became a full-time focus in May 2015.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Phillip Petracca as sole officer and director of our company.
Incurrence of indebtedness	Phillip Petracca as sole officer and director of our company.
Sale of property, interests or assets of the Company	Phillip Petracca as sole officer and director of our company.
Determination of the budget	Phillip Petracca as sole officer and director of our company.
Determination of business strategy	Phillip Petracca as sole officer and director of our company.

Dissolution of liquidation of the Company	Phillip Petracca as sole officer and director of our company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees. All of our employees are based in New Jersey.

CAPITALIZATION AND OWNERSHIP

Conversion to Corporation

The Company is currently a Delaware limited liability company that is managed solely by Philip Petracca, who is our sole officer and director. The Company's capitalization currently consists of 100% of membership interests owned by the Company's current members. Prior to the closing of the Offering, the Company will convert under Delaware law to a corporation (the "Successor Corporation"). In connection with such Conversion each 1% of the Company's membership interests prior to the Conversion will be converted into 90,000 shares of the Successor Corporation's common stock. Accordingly, upon consummation of the Conversion, the former owners of 100% of the membership interests of the Company will own 9,000,000 shares of the Successor Corporation's common stock. We expect that the Successor Corporation's certificate of incorporation will authorize 30,000,000 shares of common stock and 10,000,000 shares of blank check preferred stock. In addition, the Successor Corporation's certificate of incorporation will contain provisions describing the terms of the Series Seed Preferred Stock being issued in this Offering. Such terms will be generally consistent with the form of restated certificate of incorporation available at www.seriesseed.com, except for deviations in such terms that are described in the term sheet that is attached hereto as Exhibit B to this Form C. Upon completion of this Offering, therefore, if only the minimum amount is raised, we will have outstanding, on a fully diluted basis (assuming for this purpose, the conversion of the Securities) a total of 9,050,000 shares of common stock and, if the maximum amount is raised, a total of 9,500,000 shares of common stock.

Capitalization

The Successor Corporation will have the following shares outstanding immediately prior to the closing of the Offering:

Type of security	Common Stock
Amount outstanding	9,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities being offered	Not applicable
Percentage Ownership of Company prior to the closing of the Offering.	100%
Options, Warrants or other Securities (other than debt) that are exercisable or convertible into, or exchangeable for equity securities of the Company.	Except for the warrant issuable to First Democracy VC, no options, warrants or other similar derivative securities are outstanding.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Stephen J. Balog
Amount outstanding	$100,000.00
Interest rate and payment schedule	6% interest.
Amortization schedule	Principal and interest is expected to paid with cash from operations in the first half of 2017
Describe any collateral or security	none
Maturity date	December 31, 2016
Other material terms	Note holder has granted six month extension to the maturity.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$270,000.00	Operations and Working Capital	July 21, 2016	4(a)(2)
LLC/Membership Interests		$960,000.00	Operations and Working Capital	December 1, 2015	4(a)(2)

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $18 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned the following people: Phillip Petracca David MacDonald Stephen Balog.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Phillip Petracca	28.5%
David MacDonald	28.5%

Following the Offering, the Purchasers will own 0.55% of the Company if the Minimum Amount is raised and 5.26% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows not indicative of future earnings and cash flows because the company expects to sign more re-sellers of its products and expand the points of presence with those re-sellers.
The Company intends to achieve profitability in the next 12 months by growing the list of re-sellers and increasing the points of distribution within its re-seller customer base.

The Company currently requires approximately $80,000 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically new product development, greater finished goods inventory to better serve our large re-sellers and improve working capital especially for holiday season.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
The single largest capital expenditure is for tooling (molds and dies) to manufacture the Company's products. The company owns this tooling for both the FZ101 and the Waytap products. Though the tooling can last for as long as five years, the Company depreciates tooling over two years.

The Company intends to make the following material capital expenditures in the future:
As in the past, future new products will require investment for tooling.

In Q4 of 2016, the company signed a deal with Blue Water Ventures, Lori Grenier's sales organization. The Company's product have been featured on QVC and may be in the future.

Material Changes and Other Information

Revenues for 2016 increased substantially over 2015 to approximately $5.6 million.

Trends and Uncertainties

The Company's business is highly dependent on broad consumer acceptance of its products. Failure to gain this acceptance would have a material negative impact on the Company's business.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 shares of Series Seed Preferred Stock for $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 8, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or

exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities is $2.00 per share. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 5% (five percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a ten (10) year warrant to purchase a number of shares of Series Seed Preferred Stock of the issuer that is equal to 1% (one percent) of the total number of shares of Series Seed Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

See "**CAPITALIZATION AND OWNERSHIP - Conversion to Corporation**" above for information regarding the conversion of the Company from a limited liability to a corporation under Delaware law. This Conversion will occur immediately prior to the Closing of this Offering. The description below assumes that the Conversion has taken place.

Series Seed Preferred Stock

The Company is offering Series Seed Preferred Stock using basic crowd sourced form documents that are available at www.seriesseed.com. The terms of the Series Seed Preferred Stock are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit B to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Voting and Other Rights

Holders of Series Seed Preferred Stock of the Company will vote together with the holders of Common Stock on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed Preferred Stock is required to (i) adversely change rights of the Series Seed Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend;; or (vii) liquidate or dissolve, including any change of control

Proxy Granted to Democracy VC Partners LLC

Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Liquidation Preference

If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock will receive one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed Preferred Stock with the balance of proceeds being paid to the holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Stock will have the opportunity to convert to common stock immediately prior to a liquidation if they choose to do so.

Conversion

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Documentation

Documents governing the Series Seed Preferred Stock will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet that is attached as Exhibit B to this Form C.

Financial Information

Purchasers who have invested at least $50,000 will be considered Major Purchasers and will receive standard information and inspection rights.

Future Rights

The Series Seed Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Stock financing of the Company.

Participation Rights

Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Other Rights

All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Holders of Common Stock and Series Seed Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Shares.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Stephen J Balog
Relationship to the Company	Balog was the original angel investor. As well he was acting CFO for few months during 2016. He currently advises the company on strategy and capital raising activity.
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	None, simply repayment of the loan with 6% interest.
Benefits or compensation received by Company	Not Applicable
Description of the transaction	$100,000 convertible loan at 6% interest

Distributions or Payments

Conflicts of Interest

Not applicable

OTHER INFORMATION

The Company is planning an additional $1 million fundraise through Regulation 506. This may happen during or after the Regulation CF financing round. The terms of the Regulation 506 will be similar to those of the Regulation CF but not the same. The Company may also enter into loan transactions or other capital raising transactions simultaneous with this Offering. Finally, the Company may engage in increased advertising and marketing activities in order to promote this offering.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Philip Petraca
_____
(Signature)

Phillip Petracca
_____
(Name)

CEO, founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Philip Petracca
_____
(Signature)

Phillip Petracca
_____
(Name)

CEO, founder
_____
(Title)

April 7, 2017
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Investment Summary
Exhibit C	Series Seed Term Sheet
Exhibit D	Video Transcript
Exhibit E	Company Pitch Deck

EXHIBIT A
Financial Statements



Fizzics Group, LLC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016

Bauer & Company, LLC
www.bauerandcompany.com



BAUER & COMPANY audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Fizzics Group, LLC.:

We have reviewed the accompanying financial statements of Fizzics Group, LLC (a limited liability company) (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statement of operations, changes in members' equity and cash flow for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
March 30, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

FIZZICS GROUP, LLC
Balance Sheet
December 31, 2016

		2016
		(unaudited)
Assets		
Current assets		
Cash and cash equivalents	$	833,880
Accounts receivable		897,715
Due from factor agent (Note 8)		92,446
Inventory		337,383
Prepaid expenses		136,754
Current assets		2,298,178
Deposits		3,000
Intangible assets, net (Note 5)		125,000
Property and equipment, net		191,232
Total assets	$	2,617,410
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$	1,507,093
Accrued expenses		54,128
Related party note payable (Note 6)		100,000
Total current liabilities		1,661,221
Total liabilities		1,661,221
Members' equity		
Total members' equity		956,189
Total liabilities and members' equity	$	2,617,410

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC
Statement of Operations
For the Year Ended December 31, 2016

	2016
	(unaudited)
Revenues	$ 5,596,785
Cost of revenues	2,822,257
Gross margin	2,774,528
Operating expenses	
Sales and marketing	901,211
Payroll	327,319
Research and development	538,718
Professional fees	309,186
Travel and entertainment	116,584
Commissions	646,892
Occupancy	32,070
Other general and administrative	99,902
Depreciation and amortization	42,450
Total operating expenses	3,014,332
Loss from operations	(239,804)
Other expenses:	
Factored invoice interest expense (Note 8)	10,861
Interest expense	6,000
Total other expense, net	16,861
Loss before income taxes	(256,665)
Income tax expense	-
Net loss	$ (256,665)

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2016

Balance at December 31, 2015 (unaudited)	$	724,637
Issuance of member interest for upon conversion of note payable		270,000
Issuance of member interest for services and intangible assets		625,000
Cash distribution to members		(406,783)
Net loss		(256,665)
Balance at December 31, 2016 (unaudited)	$	956,189

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
	(unaudited)
Cash flows from operating activities:	
Net loss	$ (256,665)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	42,450
Member interest issued for services performed	550,000
Changes in operating assets and liabilities:	
Accounts receivable	(366,350)
Inventory	(255,640)
Due from factor agent	(92,446)
Prepaid expenses and other assets	(20,886)
Accounts payable	1,329,722
Accrued expenses and other liabilities	(38,011)
Net cash provided by operating activities	892,174
Cash flows from investing activities:	
Purchase of property and equipment	(178,434)
Intangible assets acquired	(75,000)
Net cash used in investing activities	(253,434)
Cash flows from financing activities:	
Proceeds from issuance of related party note payable	100,000
Proceeds from issuance of convertible note payable	270,000
Cash distribution to members	(406,783)
Net cash used in financing activities	(36,783)
Net increase in cash	601,957
Cash and cash equivalents at beginning of year	231,923
Cash and cash equivalents at end of year	$ 833,880
Supplemental disclosure of non-cash financing activities:	
Issuance of member interest for conversion of note payable	$ 270,000
Issuance of member interest for intangible asset	$ 75,000
Supplemental disclosure of cash flow information	
Interest paid	$ 10,000
Income taxes paid	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Fizzics Group, LLC ("the Company"), was organized on July 3, 2014 in the state of Delaware. The Company created the Fizzics System, a portable draft beer system, that improves the flavor and taste of ordinary canned, bottled and growler beer. The Company's technology enhances the carbonation and aroma of beer while providing a smooth, creamy, full-body flavor and taste without the use of additives or chemicals.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the year ended December 31, 2016. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through product revenue and member contributions. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's portable draft beer system. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3- Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property, equipment and intangible asset.

Note 3 - Significant Accounting Policies *(continued)*

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30-60 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. There were no provisions made for doubtful accounts as of December 31, 2016.

Inventory

Inventory consists of finished goods stated at the lower of cost or market. Cost includes purchasing, merchandise handling and storage costs incurred to acquire inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. There were no provisions made for inventory reserve as of December 31, 2016.

Property and equipment

Property and equipment consist principally of computers and furniture. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from five to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

Revenue recognition

Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Discounts, and most cooperative advertising amounts are recorded as a reduction of sales. The Company's practice on product returns is to accept and credit the return products from customers where the product is defective due to issues with design, manufacturing and workmanship. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment. There were no returns or provisions for estimated sales returns as of December 31, 2016.

Cost of revenues

Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs. The cost of shipping and handling within cost of revenues was $722,855 for the year ended December 31, 2016.

Marketing costs

The Company expenses marketing costs as incurred. Direct marketing costs was $901,211 for the year ended December 31, 2016.

Note 3 - Significant Accounting Policies *(continued)*

Membership Interests Issued to Non-Employees for Acquiring Goods or Services
Issuances of the Company's membership interests for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a "performance commitment" which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Income taxes
The Company has elected to be taxed as a partnership for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company is subject to tax examinations relating to federal and state tax returns back to 2014.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenue, are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. However, the balances as of December 31, 2016 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management review
Management of the Company has evaluated subsequent events through March 30, 2017, the date the financial statements were available to be issued.

Note 3 - Significant Accounting Policies (continued)

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the Financial Accounting Standards Board ("FASB"), including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has not yet determined the impact of adopting the standard on its financial statements, nor has it determined whether it will utilize the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Management will be required to perform interim and annual assessments of the Company's ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company's financial statement disclosures.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Equipment	$	162,128
Computers		25,329
Furniture		15,113
Leasehold improvements		8,321
Subtotal		210,891
Less accumulated depreciation		(19,659)
Total	$	191,232

Depreciation expense for the year ended December 31, 2016 was $17,450.

Note 5 – Intangible asset

In 2016, the Company spent $150,000 in product development costs with a third party. The Company expects to receive future benefits from these product development costs and has capitalized them as intangible assets which are amortized over three years. Amortization expense for the year ended December 31, 2016 was $25,000. Future expected amortization expense is $50,000, $50,000 and $25,000 for the years ended December 31, 2017, 2018 and 2019, respectively.

Note 6 – Related Party Note Payable

In March 2016, the Company issued a $100,000 note payable to a member of the Company. The note which is due on December 31, 2016 bears interest at a rate of 6%. Subsequent to year end the note payable and accrued interest was repaid in full.

Note 7- Members' Capital

On December 14, 2014, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. On December 31, 2015, the Company amended and restated the original Operating Agreement in full to, among other things, reflect the admission of new members. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The management and control of the affairs of the Company shall be vested in the managing member and founder of the Company.

Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
Each member of the Company shall make an initial cash contribution in proportion to the membership interest held in the Company.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Note 7- Members' Capital (continued)

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Issuance of Member Interest
During 2016, the Company issued membership interests valued at $625,000 to a third party for services performed.

Note 8- Agreement with Factor Agent

On October 11, 2016, the Company entered into a financing agreement with a Factoring Agent ("Factor"). As part of the agreement, the Factor purchased all accounts receivables deemed collectible by the Factor. The Factor purchases invoices at a discounted amount and remits the net amount to the Company. The discount of $10,861 is recorded as interest expense in the accompanying statement of operations. The discount on invoices purchased varies based on the Factor's assessment of the collectability of the specific invoice. As of December 31, 2016, the Factor had received $92,446 of payments from the Company's customers in excess of amounts financed with the Factor.

Note 9- Commitments and Contingencies

Lease arrangements
In August 2016, the Company leased office space under a non-cancelable operating lease. Rent expense on the Company's operating leases was approximately $17,735 for the year ended December 31, 2016.

The future minimum lease payments under the non-cancelable lease as of December 31, 2016 are as follows:

2017	$	25,000
2018		26,900
	$	51,900

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 9- Commitments and Contingencies (continued)

Concentrations
Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

In any given year, a single customer can account for a significant portion of sales. For the year ended December 31, 2016, the Company had three customers who accounted for 53% of total revenue. As of December 31, 2016, the Company also had four customers that accounted for 92% of its total accounts receivable.

The Company contracts with third party vendors for its products. During the year ended December 31, 2016, the Company had two vendors who accounted for 76% of total accounts payable.

Note 10 - Subsequent Events

In 2017, the Company made member distributions of $89,251.

In 2017, the Company has drawn $2,018,587 on the agreement with the Factor and sold accounts receivable of $2,891,350.

On December 16, 2016, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of preferred equity to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users. As of March 30, 2017, the Company had received approximately $200,000 of commitments from investors.



Fizzics Group, LLC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015 and 2014

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
   Fizzics Group, LLC.:

We have reviewed the accompanying financial statements of Fizzics Group, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 1, 2017

FIZZICS GROUP, LLC
Balance Sheets
December 31, 2015 and 2014

		2015		2014
		(unaudited)		(unaudited)
Assets				
Current assets				
Cash and cash equivalents	$	231,923	$	149,987
Prepaid expenses		118,868		-
Accounts receivable		531,365		-
Inventory		81,743		-
Current assets		963,899		149,987
Property and equipment, net		30,248		-
Total assets	$	994,147	$	149,987
Liabilities and Members' Equity				
Current liabilities				
Accounts payable	$	177,371	$	-
Accrued expenses		16,514		-
Deferred revenue		5,625		
Total current liabilities		199,510		-
Total liabilities		199,510		-
Members' equity				
Total members' equity		794,637		149,987
Total liabilities and members' equity	$	994,147	$	149,987

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC

Statements of Operations

For the Years Ended December 31, 2015 and 2014

	2015 (unaudited)	2014 (unaudited)
Revenues	$ 1,664,564	$ -
Cost of revenues	871,950	-
Gross margin	792,614	-
Operating expenses		
Sales and marketing	321,840	-
Payroll	54,905	-
Research and development	117,984	-
Professional fees	109,665	-
Travel and entertainment	82,103	-
Commissions	71,681	-
Other general and administrative	62,901	13
Occupancy	32,927	-
Total operating expenses	854,006	13
Loss from operations	(61,392)	(13)
Other expenses:		
Interest expense	20,000	-
Total other expense, net	20,000	-
Loss before income taxes	(81,392)	(13)
Income tax expense	-	-
Net loss	$ (81,392)	$ (13)

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014

Balance at December 31, 2013 (unaudited)	$	-
Cash contribution from members		150,000
Net loss		(13)
Balance at December 31, 2014 (unaudited)	$	149,987
Cash contribution from members		700,000
Issuance of member units for forgiveness of related party note payable		110,000
Cash distribution to members		(83,958)
Net loss		(81,392)
Balance at December 31, 2015 (unaudited)	$	794,637

See accompanying notes to the financial statements and the independent accountants' review report.

FIZZICS GROUP, LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015 (unaudited)	2014 (unaudited)
Cash flows from operating activities:		
Net loss	$ (81,392)	$ (13)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	2,209	-
Changes in operating assets and liabilities:		
Prepaid expenses	(118,868)	-
Accounts receivable	(531,365)	
Inventory	(81,743)	
Accounts payable	177,371	-
Accrued expenses	26,514	-
Deferred revenue	5,625	-
Net cash used in operating activities	(601,649)	(13)
Cash flows from investing activities:		
Purchase of property and equipment	(32,457)	-
Net cash used in investing activities	(32,457)	-
Cash flows from financing activities:		
Proceeds from note payable, net	100,000	-
Cash contribution from members	700,000	150,000
Cash distribution to members	(83,958)	-
Net cash provided by financing activities	716,042	150,000
Net increase in cash	81,936	149,987
Cash and cash equivalents at beginning of year	149,987	-
Cash and cash equivalents at end of year	$ 231,923	$ 149,987
Supplemental disclosure of non-cash financing activities:		
Issuance of member units for forgiveness of related party note payable	$ 110,000	$ -
Supplemental disclosure of cash flow information		
Interest paid	$ 10,000	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Fizzics Group, LLC ("the Company"), was organized on July 3, 2014 in the State of Delaware. The Company changed its State of registration from Delaware to New Jersey on October 22, 2015.

The Company created the Fizzics System, a portable Draft Beer System, that improves the flavor and taste of ordinary canned, bottled and growler beer. The Company's technology enhances the carbonation and aroma of beer while providing a smooth, creamy, full-body flavor and taste without the use of additives or chemicals.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2015 and 2014. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through member contributions. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's portable Draft Beer System. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3- Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property, equipment.

Note 3 - Significant Accounting Policies *(continued)*

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30-60 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. There were no provisions made for doubtful accounts as of December 31, 2015 and 2014.

Inventory

Inventory consists of finished goods stated at the lower of cost or market. Cost includes purchasing, merchandise handling and storage costs incurred to acquire inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. There were no provisions made for inventory reserve as of December 31, 2015 and 2014.

Property and equipment

Property and equipment consist principally of computers and furniture. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from five to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

Revenue recognition

Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Discounts, and most cooperative advertising amounts are recorded as a reduction of sales. The Company's practice on product returns is to accept and credit the return products from customers where the product is defective due to issues with design, manufacturing and workmanship. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment. There were no returns or provisions for estimated sales returns as of December 31, 2015 and 2014.

Cost of revenues

Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs. The cost of shipping and handling within cost of revenues was $99,369 and $0 for the years ended December 31, 2015 and 2014, respectively.

Marketing costs

The Company expenses marketing costs as incurred. Direct marketing costs were $393,521 and $0 during the years ended December 31, 2015 and 2014, respectively.

Note 3 - Significant Accounting Policies *(continued)*

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company is subject to tax examinations relating to federal and state tax returns back to 2012.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenue, are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. However, the balances as of December 31, 2015 and 2014 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management Review
Management of the Company has evaluated subsequent events through February 1, 2017, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the Financial Accounting Standards Board ("FASB"), including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

Note 3 - Significant Accounting Policies (continued)

ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has not yet determined the impact of adopting the standard on its financial statements, nor has it determined whether it will utilize the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Management will be required to perform interim and annual assessments of the Company's ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company's financial statement disclosures.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2015 and 2014:

	2015	2014
Computer equipment	$ 25,329	$ -
Furniture	7,128	-
Subtotal	32,457	-
Less accumulated depreciation	(2,209)	-
Total	$ 30,248	$ -

Depreciation expense for the years ended December 31, 2015 and 2014 was $2,209 and $0 respectively.

Note 5 – Related Party Transactions

In March 2015, the Company issued a $200,000 note payable to a member of the Company. The note bears interest at a rate of 10% per annum. On November 25, 2015 the Company repaid $100,000 of the note payable along with the accrued interest of $10,000. On November 30, 2015, the remaining note payable of $100,000, along with accrued interest of $10,000, was converted to members' equity.

During 2015, the Company paid a family member of the founder $30,000 for accounting related consulting services.

Note 6- Members' Capital

On December 14, 2014, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. On December 31, 2015, the Company amended and restated the original Operating Agreement in full to, among other things, reflect the admission of new members. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The management and control of the affairs of the Company shall be vested in the managing member and founder of the Company.

Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
Each member of the Company shall make an initial cash contribution in proportion to the membership interest held in the Company.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 6- Commitments and Contingencies

Lease arrangements
In 2015, the Company leased office space under a month-to-month cancelable operating lease. In August 2016, the Company leased office space under a non-cancelable operating lease. Rent expense on the Company's operating leases was approximately $1,200 and $0 for the years ended December 13, 2015 and 2014, respectively.

Note 6- Commitments and Contingencies (*continued*)

The future minimum lease payments under the non-cancelable lease as of December 31, 2015 are as follows:

2016	$	10,000
2017		25,000
2018		26,900
	$	61,900

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Concentrations
Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. As of December 31, 2015 and 2014, the Company had one customer who accounted for approximately 100% and 0% of accounts receivable, respectively.

In any given year, a single customer can account for a significant portion of sales. For the years ended December 31, 2015 and 2014, the Company had one customer who accounted for 86% and 0% of total revenue, respectively.

The Company contracts with third party vendors for its products. During the years ended December 31, 2015 and 2014, the Company had three vendors who accounted for 90% and 0% of total accounts payable, respectively.

Note 7 - Subsequent Events

In 2016, the Company received additional member contributions of $ 1,855,000. The Company also made member distributions of $490,741.

In 2016, the Company signed direct retail agreements with three large retailers in the United States of America to sell the portable Draft Beer System.

In March 2016, the Company issued a $100,000 note payable to a member of the Company. The note bears interest at a rate of 6% per annum and is due on December 31, 2016. The note payable and accrued interest are unpaid as of the date of the review.

Note 7 - Subsequent Events (continued)

On December 16, 2016, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of preferred equity to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B
Investment Summary



Company: Fizzics

Market: Alcohol

Product: Portable Draft Beer Dispenser

Notable Investors: Peter Stern, Alan Chung

Highlights

- Raised over $1.3 million on platforms such as Indiegogo and Kickstarter[i]
- Appeared on the Season 8 premiere of Shark Tank
- Available at Best Buy®, Brookstone, Target, Amazon, QVC, Total Wine & More, and Best Buy Canada
- One of Brookstone®'s best-selling holiday items in 2015[ii]
- Unlike other beer dispensers, there are no carbon dioxide cartridges, replacement parts, or ongoing consumable refills needed to operate the system

PERKS*

You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks.

$200: $20 discount off Waytap purchase on www.fizzics.com

$500: $50 discount off Waytap purchase on www.fizzics.com

$1,000: $100 discount off Waytap purchase on www.fizzics.com

$3,000: Choice of Black or White Waytap

$10,000: One Limited Edition Copper Waytap and choice of Black, White, or Slate Grey Waytap, (2) Metal Tap handle accessory, and (2) carry case

COMPANY SUMMARY

Opportunity

Beer is American drinkers' beverage of choice, with 43% of Americans who drink alcohol preferring beer over liquor or wine. In 2015, U.S. beer sales totaled $105.9 billion.[iii] Although Americans prefer beer, it is hard to get the same smooth straight-from-the-draught taste at home from a hand pour.

Fizzics is a universal beer dispenser that delivers a fresh-from-the-tap experience from any can, bottle, or growler. Enjoying an expertly poured, quality draft beer is no longer limited to high-end craft beer bars. Fizzics' portable beer device is engineered through hard science and technology to stimulate the consumer's sense of smell and taste, making any store-bought beer taste better.

Product

The Original Fizzics Beer System (pictured below) is compatible with cans and bottles of all sizes and can accommodate up to a 64-ounce growler.



The newer Fizzics Waytap is a modern and compact design that takes up less counter/bar space and is more portable than the Original Fizzics. Waytap fits up to a 25-ounce can or a 12-ounce bottle and comes in three colors: Black, White, and Slate Grey. The Original Fizzics Beer System retails for $169.99 and the Fizzics Waytap retails for $129.99 on Fizzics' website. Fizzics also sells ancillary items, including a carry case ($35), beer glasses (set of 6 for $25), a branded growler ($25) and a aluminum tap handle ($25).



The Fizzics Micro-Foam Technology leverages fluid dynamics and sound. Users place a can or bottle of beer into the system and pull the handle forward to "tap" the beer at a controlled rate to maintain the carbonation within the body of the beer. Users then push the handle backwards to begin the "sonication process" which applies sound waves to control the process of converting the beer's natural carbonation into an ideal Micro-Foam. This Micro-Foam is comprised of uniformly sized bubbles with the perfect density that delivers enhanced aroma, flavor, and mouth-feel.



Fizzics controls pressure flow and utilizes sound to create a rich, creamy foam (head) that enhances the appearance, aroma, flavor, and a smooth bodied mouth-feel. Beer in a can, bottle, or barrel contains a lot of dissolved carbon dioxide under pressure. When beer is poured, the pressure is released and the carbon dioxide wants to escape. Fizzics assists in bubble retention to create ideal density foam, which allows the release of esters, a flavor compound naturally created in fermentation. Esters are fruity, flowery, or spicy and assist the nose in detecting different flavors. Fizzics encourages foam and carbonation to create the ideal mouth-feel. Fizzics allows consumers to choose their favorite level of foam head for each beer by adjusting the length of the pour when pulling the tap handle.



Fizzics creates ideal bubble formation by pressurizing the Fizzics canister and pouring the beer at a controlled rate. To counteract nucleation (the formation of large bubbles that dissipate quickly), Fizzics uses high-frequency sound waves and oscillation technology to diffuse gas and promote coagulation of malted proteins at the gas-liquid interface. Randomly packed bubbles of non-uniform shapes occupy more space and are thus less dense and frothy. Creaminess is achieved from gas-liquid formation where small bubbles are pressed against one another in a dense honeycomb-type structure (pictured on the right below).



Standard Pour

Fizzics Pour

The system is compatible with all standard-size cans and bottles and can be used to enhance the flavor of all beer styles of carbonated beer, including IPAs, Hefeweizens, Pilsners, Brown Ales, Lagers, Stouts, Porters, etc.

The system is powered by four standard AA batteries. Unlike other beer dispensers, there are no carbon dioxide cartridges, replacement parts, or ongoing consumable refills needed to operate the system. The system is easy to clean. The antimicrobial drip mat and system canister separate for easing rinsing and washing with a glass of warm water.

Use of Proceeds and Product Roadmap

Fizzics plans to release two new products in 2017, the Waytap Savor+ and the Waytap Host. The Savor+ will feature premium materials and finishes. Fizzics plans to launch Savor+ in Q2 2017 and will target a minimum suggested retail price of $179. The Waytap Host will serve beers up to 64 ounces in size and feature a wall plug, temperature stabilization, and connection to a digital platform. Fizzics plans to launch the Host in Q3 2017 and will target a minimum suggested retail price of $299.

Business Model

Fizzics generates the majority of its revenue through selling its products wholesale to its retail partners. Fizzics sells it's Original Beer System wholesale for $122 and the Fizzics Waytap wholesale for $85 retailers. The Original Beer System costs approximately $38 to manufacture and the Waytap costs approximately $33 to manufacture. As a result, the gross margin on the Original Beer System is about 69% and the gross margin on the Waytap is about 61%.

Fizzics also sells its products direct to consumers on its website. For these sales, the gross margin on the Original Beer System is approximately 78% and the gross margin on the Waytap is approximately 75%.

Fizzics launched an Indiegogo perks campaign in May 2015 and raised over $260,000.[iv] In September 2016, the company kicked off a perks campaign on Kickstarter where it raised over $1 million.[v]

Fizzics' retail partners include Amazon, Target, Best Buy, Best Buy Canada, Total Wine & More, Brookstone, and QVC. In 2016, Fizzics received over 86,000 purchase orders, a 405% increase from 16,450 in 2015. The company had over 14,000 purchase orders in January 2017.



In September 2016, Fizzics appeared on the season premiere of the ABC series *Shark Tank*, which helped spur additional growth.



In Q1 2017, Fizzics generated nearly $3.3 million in sales, over 5X as much as Q1 2016. Fizzics generated nearly $5.6 million in annual revenue in 2016, a 236% increase from nearly $1.7 million in 2015. 60% of 2016 revenue was made in the fourth quarter of 2016 alone.



Based on unaudited financials not subjected to financial review

In 2016, Fizzics made nearly $5.6 million in revenue and cost of goods sold totaled nearly $2.9 million, resulting in a gross profit margin of 49%. In 2015, Fizzics made nearly $1.7 million in revenue and cost of goods sold totaled over $870,000, resulting in a gross profit margin of 48%.



Based on unaudited financials not subjected to financial review

Fizzzics' operating expenses fell in Q1 2017 as the company spent less on advertising and promotion. Fizzics' operating expenses totaled nearly $3 million in in 2016 and the highest expense category was Other G& A expenses, which totaled over $1.4 million. In 2015, Fizzics' operating expenses totaled nearly $858,000 and the highest expense category was also Other G&A Expenses because the company spent nearly $118,000 on product development.



Operating Expense Breakdown
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
$(100,000)
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
Advertising & Promotion
Compensation Expenses
Consulting & Professional Fees
Other G&A Expenses

Based on unaudited financials not subjected to financial review

Fizzics generated net income of nearly $700,000 in Q1 2017, compared to about $11,000 in Q1 2016. Fizzics generated a net loss of over $256,000 in 2016, compared to a net loss of almost $65,000 in 2015.



Net Income
$800,000
$600,000
$400,000
$200,000
$0
-$200,000
-$400,000
-$600,000
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Net Income

Based on unaudited financials not subjected to financial review

According to Gallup®, approximately 65% of Americans drink alcohol.[vi] In 2015, alcoholic beverage sales totaled $219.52 billion in the U.S.[vii] American drinkers' beverage of choice is beer. In 2015, U.S. beer sales totaled $105.9 billion. Among Americans who drink alcohol, 43% drink beer more often than liquor or wine.[viii]



Americans' taste in alcohol has changed over the last few years, with craft beer driving most of the growth in the beer market.[ix] The number of operating U.S. breweries grew 15% in 2015 to 4,269—the highest in history. According to the Brewers Association, craft beer sales volume rose by 13% in 2015, with craft brewers producing over 24 million barrels of beer. The retail value for craft beer was estimated at $22.3 billion in 2015, accounting for 21% of the total beer market.[x]



SYNEK: Founded in 2013, SYNEK is a countertop beer dispenser that refrigerates, pressurizes, and dispenses beer from cartridges. Each cartridge holds one gallon and can be filled from a keg, tap, or inside a brewery's back room. The cartridge is pressurized by CO2, which helps the beer stay fresh longer and allows consumers to interchange the cartridges. The unit requires a CO2 canister and power outlet. SYNEK retails for $399 and comes with a 20-ounce refillable CO2 container, regulator, beer mat, tap handle, vented faucet, and growler adapter. Assembly is required. Replacement cartridges cost $9.99 for a pack of five.[xi] SYNEK raised over $645,000 from a 2014 Kickstarter campaign[xii] and $2.5 million from Arsenal Capital Management in 2015.[xiii]

Sonic Foamer: The Sonic Foamer uses ultrasonic vibrations that produce ideal-sized bubbles to enhance the head of users' beer of choice and bring out the flavors. The unit looks like a base of a blender and runs on batteries. To use, consumers add two teaspoons of water to the base, place a compatible glass of beer on the base, and press a button that turns on the ultrasonic waves. The Sonic Foamer retails for $29.99.[xiv]

BeerTender®: The BeerTender is an at-home mini kegerator manufactured by German kitchen appliance manufacturer Krups. The BeerTender was designed to exclusively work with the Heineken DraughtKeg system, which utilizes an internal carbonator pressure unit. The unit uses CO2 to keep the beer fresh for up to 30 days after tapping. To use, consumers run the keg's plastic tube to the BeerTender tap. The B100 BeerTender model retails for $391 on Amazon.[xv] The unit requires replacement tubes for each new keg loaded into the system which cost $9.99 for a set of 6.[xvi]

EdgeStar®: EdgeStar's deluxe mini kegerator and draft beer dispenser uses Heineken's DraughtKeg carbonator pressure technology. The unit has electronic temperature controls, which can be adjusted from 38 to 43 degrees Fahrenheit. It is compatible with the Heineken DraughtKeg and can be modified for any standard-size 5-liter keg using an optional CO2 accessory kit. The EdgeStar mini kegerator retails for $149.99.[xvii] The conversion kit retails for $44.99 and includes three mini CO2 cartridges, two reusable seals, a non-pressurized keg tap.[xviii]

SPT: The SPT mini kegerator and countertop beer dispenser uses thermoelectric cooling technology. The unit is equipped with a CO2 cartridge pressure system that can keep beer chilled for up to 30 days. The unit is compatible with standard 5-liter kegs and has a temperature range of 36 to 53 degree Fahrenheit. The product retails for $160 on Amazon and requires CO2 cartridges. Assembly is required.[xix]

EXECUTIVE TEAM



Philip Petracca, CEO and Co-founder: Philip is a technology industry executive with more than two decades of strategy, marketing, product, and business development experience. Previously, he worked as the Chief Product Development officer at EyeLock, where he was responsible for all aspects of product development, driving brand development, and the commercialization of EyeLock's iris-based identity authentication solutions. Before Eyelock, Philip was the Vice President of Brand Marketing and Product Development at consumer goods manufacturer DMC Worldwide. There, he facilitated a strategic operating plan for innovations, development, and subsequent marketing and sales. Philip studied Business Administration at Middlesex County College in conjunction with Rutgers University.



David McDonald: CTO and Co-founder: David is a mechanical engineer with over 25 years of experience in design and engineering of consumer, medical, industrial, military, aerospace, and automotive products. Previously, he worked as the Director of Mechanical Engineering at EyeLock, where he managed a small team of mechanical engineers in the design, development, prototyping, and production of iris-based biometric devices. David worked directly with a third-party industrial design firm in the development of EyeLock's first consumer-oriented device. Before EyeLock, he worked as a Principal and Engineering Director at JAM-Proactive, a small industrial design firm catering to medium- and large-sized companies. At JAM-Proactive, David managed all aspects of the engineering team and was responsible for the day-to-day business operations. He attended Northeastern University where he studied Mechanical Engineering.



Tom Steckbeck, Chief Commerce Officer: Tom is a sales, marketing, distribution and business development executive with over 25 years of experience in bringing new technologies and products to market with companies such SiriusXM Radio, Panasonic, and Sony. As one of the original employees at SiriusXM (previously known as CD Radio), Tom was an integral part of pre-operational business and strategic and organizational planning for the satellite radio start-up which included raising $2 billion to launch the business. In addition, Tom was responsible for the negotiation and execution of agreements with receiver manufacturers including Panasonic, Delphi, Kenwood, Alpine, and Pioneer, as well as every key national and regional consumer electronics retailer in the country. Tom attended The University of Kansas where he studied Economics.

INVESTMENT TERMS

The Fund anticipates investing in the Company at the following terms:

Security Type: Series Seed Preferred Stock
Round Size: Min: $100,000 Max: $1 million
Pre-money Valuation: $18 million
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

Heavy: Fizzics Enters the 'Shark Tank': A Look Inside the Company
PR Newswire: Fizzics® unveils Waytap™ Draft Beer System
Digital Trends: Think beer can't get any better? Fizzics' Waytap device will make you think again
Asbury Park Press: Shore's Fizzics escapes the Shark Tank with $2M
Bustle: Where To Buy Fizzics From 'Shark Tank' So You Can Have Draft-Quality Beer Anytime

[i] https://www.indiegogo.com/projects/fizzics-waytap-untap-the-full-taste-of-any-beer-innovation#/

[ii] https://www.nytimes.com/2016/01/07/business/global-brands-taking-cue-from-tinkerers-explore-crowdfunding.html?_r=0

[iii] http://www.gallup.com/poll/194144/beer-reigns-americans-preferred-alcoholic-beverage.aspx?g_source=Well-Being&g_medium=newsfeed&g_campaign=tiles

[iv] https://www.indiegogo.com/projects/fizzics-your-favorite-beer-on-tap-innovation-technology#/

[v] https://www.kickstarter.com/projects/161302347/fizzics-waytap-untap-the-full-taste-of-beer-with-s

[vi] http://www.gallup.com/poll/1582/alcohol-drinking.aspx

[vii] https://www.statista.com/topics/1709/alcoholic-beverages/

[viii] http://www.gallup.com/poll/194144/beer-reigns-americans-preferred-alcoholic-beverage.aspx?g_source=Well-Being&g_medium=newsfeed&g_campaign=tiles

[ix] https://www.brewersassociation.org/statistics/national-beer-sales-production-data/

[x] https://www.brewersassociation.org/press-releases/small-independent-brewers-continue-grow-double-digits/

[xi] https://synek.beer/collections/all

[xii] https://www.kickstarter.com/projects/1620669801/synek-any-beer-ever-made-fresh-on-your-counter

[xiii] http://www.bizjournals.com/stlouis/blog/biznext/2015/06/synek-beer-dispenser-raises-2-5-million.html

[xiv] https://sonicfoamer.com/product/sonic-foamer/

[xv] https://www.amazon.com/gp/product/B0044WWC7O/ref=s9_acsd_al_bw_c_x_1_w

[xvi] https://www.bedbathandbeyond.com/store/product/krups-reg-beertender-reg-replacement-tubes-set-of-6/1017134051

[xvii] https://www.edgestar.com/edgestar-deluxe-mini-kegerator-tbc50s-beer-cooler/TBC50S.html

[xviii] https://www.edgestar.com/tbc50-acc-edgestar-mini-keg-beer-dispenser-accessory-kit/TBC50-ACC.html

[xix] https://www.amazon.com/SPT-BD-0538-Kegerator-Dispenser-Stainless/dp/B01AYO4QYM

EXHIBIT C
Series Seed Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF FIZZICS, INC.

February 2nd, 2017

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Fizzics, Inc., a Delaware corporation (the "***Company***").

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$1,000,000 in aggregate.
Purchasers:	Accredited and non accredited investors approved by the Company (the "***Purchasers***").
Price Per Share:	Price per share (the "***Original Issue Price***"), based on a pre-money valuation of $18 million, including an available option pool of 10%.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published included as Exhibit A, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("***Major Purchasers***") will receive standard information and inspection rights and management rights letter.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Board of Directors:	Five directors elected by holders of a majority of common stock.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: FIZZICS, INC.	PURCHASERS:
______________________________	______________________________
Name: ________________________	Name: ________________________
Title: _________________________	Title: _________________________
Date: _________________________	Date: _________________________

SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1.   **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in Exhibit A.

2.   **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.   **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

DEFINITIONS

1. OVERVIEW DEFINITIONS.

"**Agreement Date**" means _____.

"**Company**" means _____.

"**Governing Law**" means the laws of the state of _____.

"**Dispute Resolution Jurisdiction**" means the federal or state courts located in _____.

"**State of Incorporation**" means _____.

*"Stock Plan" **means** _____.*

2. BOARD COMPOSITION DEFINITIONS.

"**Common Board Member Count**" means _____.

"**Mutual Consent Board Member Count**" means _____.

"**Series Seed Board Member Count**" means _____.

"**Common Control Holders**" means the Key Holders *[who are then providing services to the company as employees] [optional provision in italics]*.

3. TERM SHEET DEFINITIONS.

"**Major Purchaser Dollar Threshold**" means $_____.

"**Purchase Price**" means $_____ per share (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

"**Total Series Seed Investment Amount**" means $_____.

"**Unallocated Post-Money Option Pool Percent**" means _____%.

"**Purchaser Counsel Reimbursement Amount**" means $_____.

4. RESULTING CAP TABLE DEFINITIONS.

"**Common Shares Issued and Outstanding Pre-Money**" means _____.

*"Total Post-Money Shares Reserved for Option Pool" **means** _____.*

"**Number of Issued And Outstanding Options**" means _____.

*"Unallocated Post-Money Option Pool Shares" **means** _____.*

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 1
SCHEDULE OF PURCHASERS & KEY HOLDERS

PURCHASERS:

Name, Address and E-Mail of Purchaser	Series Seed Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount

KEY HOLDERS:

Name, Address and E-Mail of Key Holder   *Shares of Common Stock Held*

AGREEMENT TERMS

1. PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK.

1.1   Sale and Issuance of Series Seed Preferred Stock.

1.1.1   The Company shall adopt and file the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Initial Closing.

1.1.2   Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock of the Company ("**Series Seed Preferred Stock**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

1.2   Closing; Delivery.

1.2.1   The initial purchase and sale of the shares of Series Seed Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Initial Closing**").

1.2.2   At any time and from time to time during the ninety (90) day period immediately following the Initial Closing (the "**Additional Closing Period**"), the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to other investors (the "**New Purchasers**"), at a per share purchase price equal to the Purchase Price, up to that number of shares of Series Seed Preferred Stock that is equal to that number of shares of Series Seed Preferred Stock equal to the quotient of (x) Total Series Seed Investment Amount divided by (y) the Purchase Price, rounded up to the next whole share (the "**Total Shares Authorized for Sale**") less the number of shares of Series Seed Preferred Stock actually issued and sold by the Company at the Initial Closing and any prior Additional Closings. New Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the New Purchasers purchasing shares of Series Seed Preferred Stock at each Additional Closing will execute counterpart signature pages to this Agreement and each New Purchaser will, upon delivery by such New Purchaser and acceptance by the Company of such New Purchaser's signature page and delivery of the Purchase Price by such New Purchaser to the Company, become a party to, and bound by, this Agreement to the same extent as if such New Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

1.2.3   Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the shares of Series Seed Preferred Stock being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor by check payable to the Company, by wire

transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to Purchaser or by any combination of such methods.

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

2.1   **Organization, Good Standing, Corporate Power and Qualification**.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   **Capitalization**.

2.2.1   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(a)   The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date, (b) the number of shares of Common Stock which are issuable on conversion of shares of the Series Seed Preferred Stock have been reserved for issuance upon conversion of the Series Seed Preferred Stock and (c) the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Common Stock equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Shares by (y) the Fully-Diluted Share Number (as defined below) is equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(b)   The shares of the preferred stock of the Company (the "**Preferred Stock**"), all of which is designated as Series Seed Preferred Stock, none of which is issued and outstanding immediately prior to the Agreement Date.

2.2.2   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally

or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Series Seed Preferred Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

2.2.3   The Key Holders set forth in Schedule 1 (each a "**Key Holder**") hold that number of shares of Common Stock set forth opposite each such Key Holder's name in Section 2.2.3 of the Disclosure Schedule (such shares, the "**Key Holders' Shares**") and such Key Holders' Shares are subject to vesting and/or the Company's repurchase right on the terms specified in Section 2.2.3 of the Disclosure Schedule (the "**Key Holders' Vesting Schedules**"). Except as specified in Section 2.2.3 of the Disclosure Schedule, the Key Holders do not own or have any other rights to any other securities of the Company. The Key Holders' Vesting Schedules set forth in Section 2.2.3 of the Disclosure Schedule specify for each Key Holder (i) the vesting commencement date for each issuance of shares to or options held by such Key Holder, (ii) the number of shares or options held by such Key Holder that are currently vested, (iii) the number of shares or options held by such Key Holder that remain subject to vesting and/or the Company's repurchase right and (iv) the terms and conditions, if any, under which the Key Holders' Vesting Schedules would be accelerated. Other than the Key Holders' Shares, which vest pursuant to the applicable Key Holders' Vesting Schedules, (x) all options granted and Common Stock outstanding vest as follows: twenty-five percent (25%) of the shares vest one (1) year following the vesting commencement date, with the remaining seventy-five percent (75%) vesting in equal installments over the next three (3) years and (y) no stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of (i) termination of employment (whether actual or constructive), (ii) any merger, consolidated sale of stock or assets, change in control or any other transaction(s) by the Company, or (iii) the occurrence of any other event or combination of events.

2.3   **Subsidiaries**.   The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4   **Authorization**.   All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement.   This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   **Valid Issuance of Shares**.   The shares of Series Seed Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state

securities laws, the offer, sale and issuance of the shares of Series Seed Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities Act and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

2.6 **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9   **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10   **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11   **Agreements**.   Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12   **Liabilities**.   The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

3.   **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1   **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the shares of Series Seed Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the shares of Series Seed Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed Preferred Stock.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series Seed Preferred Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the shares of Series Seed Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed Preferred Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series Seed Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed Preferred Stock.

3.6 **Legends**. The Purchaser understands that the shares of Series Seed Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION

STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **Accredited and Sophisticated Purchaser**. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Series Seed Preferred Stock. If other than an individual, Purchaser also represents it has not been organized for the purpose of acquiring the shares of Series Seed Preferred Stock.

3.8 **No General Solicitation**. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the shares of Series Seed Preferred Stock, or (b) published any advertisement in connection with the offer and sale of the shares of Series Seed Preferred Stock.

3.9 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed Preferred Stock.

3.10 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed Preferred Stock by such Purchaser.

4. **COVENANTS OF THE COMPANY**.

4.1 **Information Rights**.

4.1.1 Basic Financial Information. The Company shall furnish to each Purchaser holding that number of shares equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole share (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as

of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

4.1.2 Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

4.1.3 Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2 Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000 in the aggregate, of one counsel for the Purchasers in connection with the Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, subject to the provisions of Section 8.11, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

4.3 Assignment of Company's Preemptive Rights. The Company shall obtain at or prior to the Initial Closing, and shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by all Major Purchasers.

4.4 **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Series Seed Preferred Stock equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

5. **RESTRICTIONS ON TRANSFER; DRAG ALONG**.

5.1 **Limitations on Disposition**. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such person, a "**Holder**") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to

eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

    5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and Key Holder, and any transferee thereof.

    5.4 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

      (a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b)   the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **PARTICIPATION RIGHT**.

6.1   General. Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no

right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "**Pro Rata Share**" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the Fully-Diluted Share Number.

6.2 **New Securities**. "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.3 **Procedures**. If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. Each Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

6.4 **Failure to Exercise**. If the Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 6.

7. **ELECTION OF BOARD OF DIRECTORS**.

7.1 **Voting; Board Composition**. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a) that number of individuals, if any, equal to the Common Board Member Count (collectively, the "**Common Board Designees**") designated from time to time in a writing delivered to the Company and signed by Common Control Holders who then hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Common Control Holders;

(b) that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the "**Series Seed Board Designees**") designated from time to time in a writing delivered to the Company and signed by Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement;

(c) that number of individuals, if any, equal to the Mutual Consent Board Member Count (collectively, the "**Mutual Consent Board Designees**" and, together with any Common Board Designee and any Seed Board Designee, each a "**Board Designee**") designated from time to time in a writing delivered to the Company and signed by (a) Purchasers who then hold a majority of the then-outstanding shares of Series Seed Preferred Stock issued pursuant to this Agreement and (b) Common Control Holders who then hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock of the Company then held by all Common Control Holders.

Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

8. **GENERAL PROVISIONS**.

8.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

8.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

8.3   Counterparts; Facsimile or Electronic Signature. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.4   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

8.5   Notices. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6   No Finder's Fees. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

8.7   Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement; provided, however, that the Company shall, at the Closing, reimburse the fees and expenses of one counsel for Purchasers, for a flat fee equal to the Purchaser Counsel Reimbursement Amount.

8.8   Amendments and Waivers. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock (or Common Stock issued on conversion thereof); provided, however, that any amendment to Section 7.1(a) or Section 7.1(c) will also require the additional written consent of the holders of a majority of the outstanding shares of the Company's Common Stock then held by all of the Common Control Holders. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 8.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 8.8 will be binding upon the Purchasers, the Key Holders, each transferee of the shares of Series Seed Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock

from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 8.8.

8.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

8.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

8.11 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Charter, as amended from time to time and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1.2 and this Section 8 will survive any termination of this Agreement.

8.12 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

[PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

Name: _____

By: _____

Title: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name: _____   Name: _____

By: _____   By: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASERS:

[FOR ENTITY INVESTOR USE FOLLOWING SIGNATURE BLOCK:]

Name: _____

By: _____

Title: _____

[FOR INDIVIDUAL INVESTOR USE FOLLOWING SIGNATURE BLOCK:]

Name: _____
[TYPE NAME ON LINE]

By: _____
[SIGN HERE]

IRREVOCABLE PROXY TO VOTE STOCK

OF

FIZZICS, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Fizzics, Inc., a Delaware corporation, a Delaware corporation (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT D

Video Transcript

Fizzics Shark Tank Video Transcript

Phil Crowley (narrator)
First into the tank is an innovative new technology to enhance the flavor of a favorite beverage.

Phil Petracca
Hi sharks, I'm Philip Petracca.

David McDonald
And I'm David McDonald and we're the founders of Fizzics from Newark, New Jersey. We're seeking a $500,000 investment for 4% equity in our company.

Robert Herjavec
Wow.

Phil Petracca
Fizzics is changing the way people are drinking beer at home and on the go. Beers pretty awesome, and we all know that beer taste best fresh from the tap.

David McDonald
After all, that's how the brewers intended their beers to taste.

Phil Petracca
But in order to reach the masses, beer is sold in cans and bottles worldwide. And unfortunately for us beer lovers, it just doesn't taste as good as it does fresh from the tap. But drab beer is a thing of a past with Fizzics, the world's first and only portable draft beer system that delivers an awesome-

David McDonald
better than tap

Phil Petracca
-experience from any can or bottle. Simply place any size can or any size bottle-

Mark Cuban
Oh you can put a can in there?

Phil Petracca
-even up to a sixty-four growler into the system and insert the feed tube. Pull the tab handle forward and the system will begin to pour the beer under pressure at a controlled rate-

David McDonald

With no gas, no chemicals, and no replaceable cartridges.

Phil Petracca
-and then when you push the handle the backward position, behold, the magic of science. Utilizing sound waves, we perfect the density, stability, and texture of the foam, enhancing the aroma flavor of an authentic draft beer.

All
Wow. Whoa [laughter]

Phil Petracca
Who's ready to enjoy the great taste of a Fizzics beer?

Mark Cuban
Bring it

David McDonald
Because after all-

Phil Petracca and David McDonald
 -tasting is believing. Cheers!

Robert Herjavec
Let's try it!

Mark Cuban
Bring it

David McDonald
So we've selected some beers for you. We will be serving a hand pour and a Fizzics pour so you can side by side comparison and taste the difference.

Lori Greiner
Interesting

David McDonald
For you, we have a classic American lager.

Robert Herjavec
This is the regular one?

David McDonald
This is the regular one, and then the one with the head on it is the Fizzics one.

Robert Herjavec
Got it.

Mark Cuban
Bring us a whole lot of them

All
[laughter]

Robert Herjavec
Try the little one. Alright, so I tried the normal one

Mark Cuban
Yo sharkies, to go in six deep.

Sharks
Cheers

Robert Herjavec
Wow! That was really good

Barbara Corcoran
That was like a dessert. Delicious

Phil Petracca
Raspberry

Mark Cuban
Oh, definitely smoother. Definitely better-

Barbara Corcoran
Like night and day

Mark Cuban
Oh, that's a good beer.

Daymond John
Wow

Lori Greiner
Oh that is good.

Robert Herjavec

Isn't that good?

Lori Greiner
Yeah

Robert Herjavec
And that's from a can

Lori Greiner
This is good

Robert Herjavec
That's from a can. The foam is really good.

Philip Petracca
The foam is the most critical element of the beer drinking experience.

Daymond John
Can I get a show of hands, sharks, who feels that the Fizzics is better than the other one?

Kevin O'Leary
I would say this definitely advances the flavor

Barbara Corcoran
Night and Day-

Robert Herjavec
-Oh, much better flavor

Barbara Corcoran
night and day, they're like two different beers

Philip Petracca
We always say, "tasting is believing"

Kevin O'Leary
Believe me, I was very skeptical when I saw this-

Robert Herjavec
-yeah, me too.

Kevin O'Leary

So you have achieved something. Now, I'm look at the valuation and I say, "are you guys out of your freaking minds?"

Philip Petracca
Well Kevin, we just started shipping products eight months ago-

Sharks
[groan]

Philip Petracca
-and we have done 3.2 million dollars in sales

Barbara Corcoran
Good for you, wow

Daymond John
Ok

Kevin O'Leary
Not bad, not bad

Lori Greiner
You just started shipping, how much does that cost?

Philip Petracca
This retails for a $199-

Lori Greiner
And what does it cost you to make?

David McDonald
35.88
Robert Herjavec
Oh wow, good for you.

Lori Greiner
Really?

Philip Petracca
So we launched a crowd-sourcing campaign-

Mark Cuban
Which one? Which platform?

Philip Petracca
-Indiegogo. Our initial goal was 50,000; we did about a quarter million dollars in our campaign-

Lori Greiner
Wow.

Philip Petracca
-David and I quit our jobs the next day, and we have been running ever since.

Robert Herjavec
Tell us exactly how- how it works. What's the technology in there?

Philip Petracca
Sure, David and I are technologists. We have commercialized technologized our whole careers, and what we found is the head of the beer is the most critical element of the beer drinking experience. And what we discovered is if we're able to get the density- tightly densely packed uniform bubbles, we can trick the brain to say, "this is smooth this is creamy". So we utilized sound waves, David and I have developed an oscillating sound pressure wave generator.

Robert Herjavec
Sound waves?

Lori Greiner
Do you have a patent?

David McDonald
We have applied for two utility patents and one international utility patent.

Robert Herjavec
Your current value that you're asking right now is 12.5 million.

Philip Petracca
Correct-

Lori Greiner
Wow

Philip Petracca
-And we came in with a very conservative valuation because we're here to get a deal

Mark Cuban
Very conservative

Philip Petracca
We're here to get a deal. Yes- It's 1.3 multiple of this year's revenue.

Robert Herjavec
How are you going to do 3 million this year?

Philip Petracca
No, We've already done 3.2 million; this year we are going to do 9 millions, so we're already cash flow positive. We just turned a profit $220,000.

Robert Herjavec
I've heard enough. You're asking for 500,000 for 4%. I think you're here to negotiate. I'll give you the 500,000 for 8%.

Philip Petracca
Robert, thank you so much for your offer. We believe its way below market; this is part of our Series A round. Have a-

Kevin O'Leary
What's a series A round struck at?

Philip Petracca
-2 million dollars. We already have a lead institutional investor

Daymond John
So then why are you here?

Philip Petracca
There is a wise man with great business acumen that once said-

Kevin O'Leary
Yes, I'm here

Philip Petracca
-"There are many VCs, but there's only one shark tank".

Robert Herjavec
Well, that's why I made you the offer at 8%. You're making my case.

Lori Greiner
Are you saying that you're not valuing the shark?

Kevin O'Leary

Let me raise the ante, let me raise the ante. I don't disagree with Robert; the value of a shark is huge, but there are sharks and then there's Mr. Wonderful because-

Robert Herjavec
Who's really not a shark

Lori Greiner
Who is a guppy

Kevin O'Leary
-because this falls right into my… right into my wine and food business in a huge way. I already have all your customers; I got hundreds of thousands of people who would buy it direct from me. They will trust me as they do in the wine business. Nobody sells wine like I do. So I will give you the same offer: $500,000 for 8%. I like this deal a lot; I can move a lot of units. A lot.

Mark Cuban
What are your biggest challenges?

Philip Petracca
This is the challenge, Mark. The great thing about our company is we're creating a category. The challenge with our company is we're creating a category

Mark Cuban
Right.

Kevin O'Leary
Mark, do you have an offer?

Mark Cuban
I'm trying to find out, you know, if it seems too good to be true.

Barbara Corcoran
It's always too good to be true. I'm wildly enthusiastic about the product, but I'm not wildly enthusiastic about you. I feel like you're too slick; you have every answer.

Phil Crowley
All six sharks are still in. David and Philip have two offers on the table for their draft beer system, Fizzics, but Barbara is skeptical about the entrepreneurs.

Barbara Corcoran
I'm wildly enthusiastic about the product, but I'm not wildly enthusiastic about you. I feel like you're too slick; you have every answer. And my gut is ringing – there's gotta be something wrong. You're too slick for me; I don't trust you, so I'm out.

Daymond John
Phil, the main reason that I started to do this show and love this program is all the people that really need help. You don't need any money; your cash flow is positive. Why are you here?

Philip Petracca
Well, we need to scale. There are some retailers that we want to go into that we currently can't because we have channel conflict so-

Kevin O'Leary
Give me an example of tat, give me an example.

Philip Petracca
What I want to show y'all is what we're anticipating and what we're investing in.

Daymond John
You didn't even get to your slides yet?

Philip Petracca
This is our next generation

Daymond John
Phil… Phil… I'm just gonna let everyone-

Lori Greiner
Wait, I want to see

Daymond John
-Phil…Phil…Phil… Phil, I'm out

Philip Petracca
Okay

Lori Greiner
Why did you do that?

Mark Cuban
Go, Phil. Go, Phil. You got five more to go

Lori Greiner
I'm interested; can you please show me what that is?

Philip Petracca

So we worked really hard to be here and we have a lot to share, and that's what we are trying to do. So this is Waytap, we're going to launch this. This is… it's a more cost-effective price point; it's much smaller.

Lori Greiner
How is that different though?

Philip Petracca
This one would only do a can and up to a 12oz bottle.

Lori Greiner
Phil, the great thing for you is I have QVC and TV sales because you need to get out there- education. You need people to know what it is-

Philip Petracca
Absolutely

Lori Greiner
-so it's free advertising. So I am also going to give you $500,000 for 8%.

Robert Herjavec
Ooooh

Lori Greiner
Ooh, everybody is at 8%.

Kevin O'Leary
Phil, just so you know… the number one provider of wine on QVC is me.

Mark Cuban
Where do you want to go that you can't get to right now?

Philip Petracca
Yeah, We want to be in Bed Bath and Beyond with that product-

Lori Greiner
Hello… that's where I have a huge relationship

Philip Petracca
-I think at $99 at Bed Bath and Beyond…

Mark Cuban
Ok that makes more sense, what about in commercial, in restaurants and bars, table-top type thing- what are you doing there?

Lori Greiner
Phil… Phil…Phil…Phil

Philip Petracca
So we have some discussions…

Mark Cuban
Can it withstand commercial abuse?

Philip Petracca
Yes

Daymond John
Phil, you have three offers

Mark Cuban
Ok, so I'm going to make an offer… and I'll even open up to Lori to come into my offer.
I'll offer you $800,000 for 10%; that valuation is higher than the 500,000 for 8%, but it
gives you more cash and so you can go to work faster and you have either one or two
sharks.

Philip Petracca
I would like to make a counter to Mark and Lori-

Lori Greiner
I like the deal

Philip Petracca
-I think we would be great partners, these are series A rounders. If you want to take the
whole series A, we're looking to raise 2 million at a 10 million pre-money valuation.

Mark Cuban
So that's 16%?

Philip Petracca
Yes, 16.67

Robert Herjavec
Well, I want to compete.

Lori Greiner
Ok, I'll do that deal

Mark Cuban
Done

Lori Greiner
It's really… it's really fabulous. I am not a beer drinker and you just converted me

Mark Cuban
You are now baby, you are now

Lori Greiner
I am now, whooo!

Philip Petracca
Yeah!!!

David McDonald
Yeah!!!!

Philip Petracca
We did it!! We risked it all, left great jobs. This is the American dream; I'm just so full of emotions. This is awesome.

EXHIBIT E

Company Pitch Deck

FIZZICS

INVESTOR DECK

MISSION

Fizzics Group is on a mission to make beer consumption a premium experience, no matter what beer is on tap and no matter where it is consumed.



BRAND PILLARS

Brand pillars are specific attributes that embody the brand and reflects
what the brand stands for, with the intent to be communicated outwardly.



COMMUNITY

At the core of our consumer is the desire for togetherness, made possible through the sharing of stories centered around better beer.



DISCOVERY

There's a feeling we get when we discover something new. When we try and enjoy something for the first time. It's that aha moment we live for, and now, we can have it anytime we want.



BREAKING BARRIERS

The sentiment of breaking barriers is to rupture the status quo, bring people together even with their differences, to innovate beyond what we know and understand, and it speaks to the transformative nature of Fizzics technology.



IMPROVEMENT

We've made it our personal mission to improve not just the taste of beer, but life as a whole by bringing people together in the name of creativity and adventure. We never settle. We constantly improve. We continue to progress.

OPPORTUNITY AREA

People love the taste of draft beer, but 90%* of beer is consumed from cans or bottles and the experience, flavor and taste isn't as good as it is fresh from the tap.



U.S. Beer Sales

On-Draft
10%

Bottles
34%

Cans
56%

*Source 2014 Brewers Association Brewery Operations Benchmarking Survey (BOBS)
* NBWA 2016

FIZZICS

Fizzics allows beer aficionados and
novices alike to pour expert draft quality
beer by reviving any can, bottle or
growler of beer to brewery fresh draft.



WAYTAP

The Fizzics Technology that drives Waytap leverages **fluid and gas dynamics.**

By placing a beer container in the chamber, inserting the feed tube, and latching the lid, the chamber is pressurized and ready to dispense. Pulling the handle forward gently pours the body of the beer under pressure, controlling the flow digitally and keeping the bottle pressurized to keep the bulk of the carbonation within the beer. Pushing the handle backwards is where the "sonication" process begins by applying sound waves to control the process of abstracting and converting the beer's natural carbonation into an ideal Micro-Foam™ comprised of uniformed sized bubbles with the perfect density that delivers the best aroma, flavor, and taste.


Visually Appealing


Enhances Aroma


Smooth & Creamy Mouthfeel


Flavor Preservation



CONSUMER PRODUCT LINE

PRODUCT FAMILY

CURRENT PRODUCT

2016 PRODUCT RELEASES

2017 PRODUCT RELEASES









FIZZICS
ON SHELF

Battery powered. Portable. Meant to serve beverages from 12 – 64 oz.

WAYTAP SAVOR
LAUNCH Q4 '16

Built for life on the go or at home, the Savor is battery powered, portable, and serves 12–25 oz. beers.

WAYTAP SAVOR+
LAUNCH Q3 '17

The Savor+ features premium materials and finishes and features to support a higher price point and avoid channel conflict.

WAYTAP HOST
LAUNCH Q4 '17

Built for life in the kitchen, or man cave, the Host features a wall plug, temp stabilization, connected device to Digital Platform and serves 12 – 64 oz. beers.













RETAIL PARTNERS

BEST BUY

BED BATH & BEYOND

TARGET

BEST BUY CANADA

Brookstone

Total Wine & MORE

amazon

QVC

MANAGEMENT TEAM



PHILIP PETRACCA
CEO

Entrepreneur and Technology Industry Executive demonstrating more than two decades of strategy, marketing, product and business development success. Comprehensive leadership abilities, spearheading daily business operations with emphasis on brand development and attainment of competitive market placement. Exceptional solutions-driven success in development, manufacturing, and technical settings. Phil is the consummate beer geek with a true passion for big flavored beers and craft community that's both experimental and experiential.



DAVID MCDONALD CTO
CTO

Founder JAM-Proactive Design. Certified mechanical engineer with over 25 years of experience at top design firms and electronic manufacturers. Expertise in Product design, CAD, SolidWorks and Design for Manufacturing and Rapid state manufacturing with leading Asian ODMs and manufacturers. David is a huge craft beer enthusiast and has been brewing beer at home for almost ten years.



TOM STECKBECK
Chief Commerce Office



JAIME KROKOVIC
Sr Director Digital Media



GREG TAYLOR
Biz Dev



CINDY LOPEZ
Brand Ambassador

MISSION

Fizzics Group exists to improve the experience of food and drink in the community it creates.

Fizzics Group's greater purpose is to enhance the consumers' relationship with food and beverages, improving their quality of life at home and in commercial environments where food and drink are consumed.

Fizzics Group isn't a company that settles. We don't just accept things for the way they are. We ask questions. We solve problems. We lose sleep at night. And we constantly push to make things better, because we believe that nothing should come between you and the best food and beverage experience possible. And that's what our brands and products do.


COOL BEER

FIZZICS

PRESS



"Folks, brace yourselves, because the team behind Fizzics have created a contraption of Newtonian magnitude, which could forever change the way you drink your beers."



"Fizzics is challenging the status quo on beer dispensing, ushering in focused technology to improve the experience, flavor and taste of beer."



"Fizzics makes any beer appear and taste as poured from a keg at the local brewpub."



"I watched everyone's eyes light up and a smile form on their lips when they tasted it. It was awesome."



"Fizzics transforms the beer into something a lot closer to what you would get from a just–poured draft right from the barrel."



"The gadget for the perfect beer."



"It's striking how much difference a beer from Fizzics is from one you poured yourself."



"This beer Gadget Gave Me Perfect Head!"



"The Fizzics Beer System, does a good job of replicating the look, taste and feel of a freshly tapped brew."



"It makes a good beer taste great, a pretty bad beer taste pretty good."



"Gadget that makes bottled and canned beer taste like draft brews, is ultimate dad startup."



"This miracle beer machine will show you how to drink beer like a pro."

Disrupt home beverage alcohol category:

Our mission is to accelerate a whole new category and drive significant value creation and branding opportunities in Retail, On-Premise, Off-Premise and At-Home beer consumption. Our marketing message is to transform the way the world understands and drinks beer.

- Multi-distribution channels: big box/national retailers, direct, web, and direct response TV.
- Collaborate with beer brands and craft producers throughout their brand portfolios.
- Maximize network & viral marketing effects via combination live demos, social and interactive media and direct PR/Media outreach.

Marketing & Sales Strategy



- SOCIAL / ONLINE
  - DIGITAL MARKETING
    - FACEBOOK
INSTAGRAM
GOOGLE
    - INFLUENCERS
BLOGGERS
PR
- RETAIL CHANNELS
  - RETAIL
    - BEST BUY
TARGET
BROOKSTONE
TOTAL WINE & MORE
CABELA'S
AMAZON
BEST BUY CANADA
BED BATH & BEYOND
  - DEMOS
    - BEER FESTIVALS
BREWERIES
SPORTING EVENTS
SPORTS BARS
  - TV
    - DIRECT RESPONSE TV
INFLUENCERS
QVC

FIZZICS

FIZZICS

THANK YOU